UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-17948

ELECTRONIC ARTS INC.
(Exact name of registrant as specified in its charter)

209 Redwood Shores Parkway
Redwood City, California 94065
(650) 628-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*
On August 4, 2026, in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of September 28, 2025, by and among Electronic Arts Inc. (the “Registrant”), Oak-Eagle AcquireCo, Inc., a Delaware corporation (“Parent”), and Oak-Eagle MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Electronic Arts Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 14, 2026	ELECTRONIC ARTS INC.

	By:	/s/ Jacob J. Schatz
	Name:	Jacob J. Schatz
	Title:	Executive Vice President of Global Affairs & Chief Legal Officer